Exhibit 99.2

Form 17 Articles of Dissolution Canada Business Corporations Act (CBCA) (s. 210 and 211)	Formulaire 17 Clauses de dissolution Loi canadienne sur les sociétés par actions (LCSA) (art. 210 et 211)

1	Corporate name
Dénomination sociale
CHAI-NA-TA CORP.
2	Corporation number
Numéro de la société
118781-3
3	Solvency of the corporation
Solvabilité de la société
The corporation is not insolvent or bankrupt.
La société n'est pas insolvable ni en faillite au sens de la Loi sur la faillite et l'insolvabilité.
4	Authority for dissolution
Autorité pour dissolution
The corporation has provided for the payment and/or discharge of all of its obligations, has distributed all of its remaining property and is applying for dissolution under section 211.
La société a acquitté le paiement et/ou toutes ses obligations, a réparti le reste de tous ses biens et fait une demande de dissolution en vertu de l'article 211.
5	The person keeping the documents and records of the corporation for six years after the date of dissolution.
La personne qui garde les documents et livres de la société pour une période de six ans suivant la date de dissolution.
NEVILLE MCCLURE
LAWYER
SE CORPORATE SERVICES LTD.
SUITE 1700 - 666 BURRARD STREET
VANCOUVER BC V6C 2X8
Canada
6	Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J'atteste que je suis un administrateur ou un dirigeant autorisé de la société.

WILMAN WONG
604-272-4118

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).
Nota : Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d’une amende maximale de 5 000 $ et d’un emprisonnement maximal de six mois, ou de l’une de ces deux peines (paragraphe 250(1) de la LCSA).

IC 3317 (2008/04)